Item 77(i) - Terms of New or Amended Securities

AMENDMENT TO DECLARATION AND
AGREEMENT OF TRUST
In response to Sub-Item 77i(b), Amendment to
Declaration and Agreement of Trust, effective as of November 6, 2014, of Lord Abbett Investment Trust, a
Delaware statutory trust, authorized and established three new classes of shares for each of its twelve series;
such new classes were designated Class R4, Class R5, and Class R6 shares.
The Amendment to Declaration is hereby attached as
Item 77Q1(d).